FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

January 23, 2009

Item 3: News Release:

A news release dated and issued on  January 23, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CANALASKA URANIUM COMMENCES $4.6 MILLION WINTER EXPLORATION PROGRAM WITH 13,600 METRES OF DRILLING PLANNED

Item 5: Full Description of Material Change:

Vancouver, Canada, January 23rd, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) is pleased to announce that Winter 2009 exploration has commenced on its Cree East, West McArthur, Fond Du Lac and Black Lake projects.  Exploration crews have initiated mobilization of supplies and equipment with the expectation that drilling will commence by January 28th, 2009.

Northwest Territories
Fond Du Lac
Black Lake
ATHABASCA BASIN
Manitoba
West McArthur
Cree-East
Alberta
Saskatchewan

ATHABASCA BASIN

- Uranium Deposits
- CanAlaska projects to be drilled in Winter of 2009
- Other CanAlaska Projects
- Areva/Cameco/UEX

Map Projection: NAD 83, UTM Zone 13
Map Drafted by: Brian King (January 2009)

Winter 2009 Drilling

CanAlaska Uranium Projects in the Athabasca Basin

0 50 100 150 200
Kilometres

Cree East Project

A Cdn$2.1 million, 2-drill, 14-hole program comprising a total of 7,000 metres of drilling will investigate two distinct alteration zones on the property.  The current program seeks to follow-up on anomalous results obtained from previous drilling in Winter and Summer 2008, as well as waterborne seismic, IP-resistivity and other geophysical surveys performed in Summer 2008 and earlier.

Previously, the Company announced a successful Winter drilling program conducted in March and April 2008 which identified intense alteration zones in the cores of all drill holes - CRE-001 and CRE 002 at site A and CRE-003 to CRE-007 at site C. These two zones show strong hydrothermal mineralizing systems coincident with airborne and ground geophysical anomalies. Intense fracturing in the rock and clay alteration forced the drillers to abandon five of the seven winter drill holes before reaching the basement.  These lake-covered targets will be re-addressed in the current drill program, and drilling is expected to successfully test the lower sandstone intervals and basement rocks in this immediate area.

The subsequent Summer 2008, 2,500 metre drill program targeted land-based zones of strong geophysical response.  This program intercepted additional zones of clay alteration and anomalous uranium mineralization, and additional drilling will test these zones during this winter.

The Cree East Project is being funded by a Korean Consortium comprising Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd.

West McArthur Project

A Cdn$1.9 million, 5-hole exploration program, comprising a total of 4,600 metres of drilling together with correspondent TDEM geophysical surveys, will test a previously-undrilled zone located in the southern region of the project.   In this new area, airborne surveys, ground-based AMT, magnetic and EM surveys have identified a new, well-defined, but variably-conductive zone approximately 4 km in length, associated with apparent alteration in the sandstone column.  This winter’s drilling will test multiple zones along the 4 km trend.

Exploration at the West McArthur Project is being funded by Mitsubishi Development Pty Ltd.

Fond Du Lac Project

A Cdn$500,000 exploration program comprising 2,000 metres of drilling and geophysics will further test multiple gravity and chargeability targets identified in the vicinity of the historic Fond Du Lac uranium deposit.

In 2008, the Company carried out reconnaissance work and the first drill sampling of the deposit since the late 1970’s.  The first drill holes through the eastern end of the mineralized zone intercepted significant intervals of mineralized sandstone above the unconformity.  Below the unconformity, the drillholes intercepted hematitic alteration zones with similarities to typical feeder zones for classical unconformity style deposits.  The initial results were released on Sept 15, 2008 (see news release), but assumed zero values for several non-assayed intervals, the following are minimum values returned for the drillhole intervals (true width is not known at this stage):

Hole Number	From (Metres)	To (metres)	Length (metres)	Percent U3O8	pounds/short ton U3O8
FCL 002	16.80	47.36	25.21	0.077%	1.54 lb/ton
FCL 003	18.10	44.93	26.83	0.123%	2.46 lb/ton

Exploration at the Fond Du Lac Reserve is funded by the Company such that CanAlaska may earn a 49% participation in the project from the Fond Du Lac Denesuline First Nation by expending Cdn$2 million.

Black Lake Project

In the Black Lake area, there is known potential for "unconformity-style" uranium mineralization.  One historical uranium vein deposit, located just outside the edge of the Athabasca unconformity on the Snowbird Tectonic Zone, was mined in the past (Nisto Mine, 1952).  Recent exploration in the area has focused on unconformity style uranium discoveries along the Platt Creek Shear Zone, which parallels the regional Snowbird Tectonic Zone.  The western area of the Black Lake Indian Reserve lands covers approximately 5km of the Platt Creek Shear Zone.

The Reserve also straddles the edge of the Athabasca Basin for over 20 km from East to West, providing a series of prospective environments from near-surface up to approximately 200 metres of sandstone depth.

In 2008, CanAlaska crews prospected and sampled the western portion of the Reserve lands. Grid sampling of sandstone boulders and soils along the Platt Creek Fault show several areas with anomalous geochemistry and clay mineralogy, as well as mineralized sandstone boulders with up to 1.8% U3O8. The basement section of the Platt Creek Fault, north of the Fond du Lac River contains a showing of vein type mineralization with up to 1.2 % U3O8 and 48 g/t Au.  A boulder train 5 km down-ice from the intersection of the Platt Creek Fault and the Fond Du Lac River contains altered basal sandstone and basement boulder with values in the 0.5 to 1.9 % U3O8. Samples of sandstone boulders and outcrops collected at the Dee showing, located on offshoot of the Snowbird Tectonic Zone in the eastern part of the Reserve, range from 0.3 to 1 % U3O8.  All four groups of mineralized rocks show the typical U-As-Ni (Co) association of unconformity deposits.  All samples from this program were collected by authorized personnel under the supervision of Dr Karl Schimann, CanAlaska’s VP Exploration, and securely transported to and analyzed at Acme Laboratories, Vancouver, a certified analytical laboratory in Canada.

At the start of this winter, crews from the Black Lake community, under contract to CanAlaska, completed 30 km of surface grid, in preparation for ground geophysical surveys.  These results of these surveys will form the basis for drill testing, potentially before the end of March 2009.

Exploration at the Black Lake Reserve is funded by the Company such that CanAlaska may earn a 49% participation in the project from the Black Lake Denesuline First Nation by expending Cdn$2 million.

Despite the volatile economic climate, CanAlaska and its partners remain committed in undertaking aggressive uranium exploration with the long-term objective of achieving the discovery of one or more major unconformity-style uranium deposits.  The Company maintains a strong treasury to accomplish its exploration objectives through 2009 and is well-positioned for exploration success.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$45 million exploring its properties and has delineated multiple uranium targets. The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd. A Memorandum of Understanding has also recently been executed with mining partner East Resources Inc. to commence exploration on the NE Wollaston Project comprising a potential 100,000 metres of drill testing.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 23rd day of January 2009.